LunaDNA, LLC

415 South Cedros Avenue, Suite 260

Solana Beach, California, 92075

December 3, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Heather Percival
Mr. Tim Buchmiller
Ms. Amanda Ravitz

Re:	LunaDNA, LLC
Offering Statement on Form 1-A/A
Filed December 3, 2018
File No. 024-10903

Ladies and Gentlemen:

On behalf of LunaDNA, LLC, I hereby request qualification of the above-referenced Offering Statement at 11:00 a.m. Eastern Time on Monday, December 3, 2018, or as soon thereafter as is practicable.

Once the Offering Statement is qualified, please orally confirm the event with our counsel, Sheppard, Mullin, Richter & Hampton LLP, by calling John D. Tishler at (858) 720-8943.

Sincerely,

LunaDNA, LLC

By:	LunaPBC, Inc. Its Manager

By:	/s/ Robert Kain
Robert Kain
Chief Executive Officer